Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

August 31, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the Company has learnt about orders dated August 30, 2024, of National Medical Products Administration, China and National Drug Joint Procurement Office, China, made available through their website. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with Schedule III Para A Sub Para 20 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

a	Name of the authority	:	National Medical Products Administration, China (NMPA) and National Drug Joint Procurement Office, China (NDJPO)
b	Nature and details of the action(s) taken, initiated or order(s) passed	:

NMPA China recently conducted a remote inspection of the Company’s formulations manufacturing facility (FTO-3) for Atomoxetine Hydrochloride Capsules, and concluded that the production quality management of Atomoxetine Hydrochloride Capsules does not meet the requirements of China’s “Good Manufacturing Practice for Drugs (Revised in 2010)”. The NMPA has suspended the import, sale, and use of the Company’s Atomoxetine Hydrochloride Capsules effective August 30, 2024.

Further, NDJPO, having considered the said order of the NMPA, has decided to cancel Dr. Reddy’s Laboratories Ltd.’s Atomoxetine Hydrochloride Capsules “won” status and list the company on the “Violation List”, suspending the company’s eligibility to participate in national centralized drug procurement activities from August 30, 2024 to February 28, 2026.

c	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	:	Both NMPA and NDJPO orders are dated August 30, 2024
d	Details of the violation(s)/ contravention(s) committed or alleged to be committed	:	As detailed above in para b
e	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	:	The Company is in the process of ascertaining the monetary impact of the said orders.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR